November 23, 2021

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Kristin Lochhead

Terence O’Brien
Jessica Ansart
Suzanne Hayes

Re:	FS Development Corp. II Amendment No. 3 to Registration Statement on Form S-4 Filed on November 17, 2021 File No. 333-258442

Ladies and Gentlemen:

This letter is being submitted on behalf of FS Development Corp. II (the “Company”) in response to comments contained in the letter dated November 18, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Dennis Ryan, Chief Financial Officer of the Company, with respect to the Company’s submission of Amendment No. 3 to Registration Statement on Form S-4 that was submitted on November 17, 2021 (the “Registration Statement”). The Company is concurrently filing Amendment No. 4 to the Registration Statement on Form S-4/A (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and, unless otherwise indicated, all page references in the recitations of the Staff’s comments refer to the Registration Statement and page references in the Company’s response refer to the Amendment as marked.

United States Securities and Exchange Commission
November 23, 2021

Certain Relationships and Third Party Transactions

Convertible Notes, page 276

1.	We note your disclosure here as well as elsewhere throughout the registration statement that Pardes has entered into a convertible note purchase agreement with certain entities affiliated with the sponsor as well as with your officers and directors pursuant to which up to $25.0 million of convertible notes may be sold by Pardes. We also note that as of November 15, 2021, stockholders of Pardes affiliated with you and the sponsor have purchased $10.0 million in convertible notes. Please file the convertible note purchase agreement as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has filed the convertible note purchase agreement as Exhibit 10.9 in the Agreement.

FS Development Corp. II Notes to Unaudited Condensed Consolidated Financial Statements Note 2 - Basis of Presentation and Summary of Significant Accounting Policies, Revision to Previously Reported Financial Statements, page F-10

2.	Please explain why the revision for the misclassification of the Class A common stock in previously reported financial statements will be treated prospectively as described on page F-10. Include a SAB 99 analysis supporting your conclusion that the error is not material to your financial statements.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. Although the qualitative factors that management assessed tended to support a conclusion that the misstatements were not material, these factors were not strong enough to overcome the significant quantitative errors in the financial statements. The qualitative and quantitative factors support a conclusion that the misstatements are material on a quantitative basis. Management concluded that the misstatement was of such magnitude that it is probable that the judgment of a reasonable person relying upon the financial statements would have been influenced by the inclusion or correction of the foregoing items. As such, upon further consideration of the change, the Company determined the change in classification of the Class A common stock and change to its presentation of earnings per share is material quantitatively and it should restate its previously issued financial statements.

Therefore, on November 23, 2021, the Company’s management and the audit committee of the Company’s board of directors concluded that the Company’s previously issued (i) audited balance sheet as of February 19, 2021 (the “Post IPO Balance Sheet”), (ii) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on May 17, 2021; and (iii) unaudited interim financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 16, 2021 (collectively, the “Affected Periods”), should be restated to report all Public Shares as temporary equity and should no longer be relied upon. As such, the Company has filed Amendment No. 1 to its Form 10-Q for the quarterly period ended September 30, 2021 to restate the Post IPO Balance Sheet and the unaudited condensed financial statements for the periods ended March 31, 2021 and June 30, 2021.

Please do not hesitate to contact Patti Marks at (212) 819-7019 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

Enclosures:

cc: Dennis Ryan, FS Development Corp. II